FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2004

             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                         Form 20-F  __X__     Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                        Yes ____         No   __X__

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on the first quarterly report of 2004, made on April 16, 2004, in English by Huaneng Power International Inc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                       HUANENG POWER INTERNATIONAL, INC.
        (a Sino-foreign joint stock limited company incorporated in the
                 People's Republic of China) (Stock code : 902)

                         First Quarterly Report of 2004

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the "Company") is required to publish quarterly report for each of the first and third quarters.

All financial information set out in the first quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards ("PRC GAAP").

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.    IMPORTANT NOTICE

1.1 The Directors of the Company guarantee that the information contained in this report does not contain any false statements, misleading representations or material omissions. The Directors collectively and individually accept responsibility as to the authenticity, accuracy and completeness of the content of this report.

1.2 Mr. Shan Qunying, Mr. Xu Zujian, Mr. Zheng Jianchao and Mr. Xia Donglin (Directors) did not attend the sixth Directors' meeting of the fourth session of the Board of Directors and appointed Mr. Li Xiaopeng (Chairman) to exercise their respective voting powers.

1.3 All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

1.4 This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.    COMPANY PROFILE

2.1   Corporate Information


      Stock Abbreviation at         [Chinese characters omitted]
      Shanghai Stock Exchange
      Stock Code                     Shanghai Stock      The Stock Exchange of   New York Stock
                                     Exchange: 600011    Hong Kong Limited: 902  Exchange: HNP

                                       COMPANY SECRETARY                SECURITIES REPRESENTATIVE
      Name                             Huang Long                       Gu Biquan
      Correspondence Address           West Wing, Building C,           West Wing, Building C,
                                       Tianyin Mansion, 2C              Tianyin Mansion, 2C
                                       Fuxingmennan Street,             Fuxingmennan Street,
                                       Xicheng District, Beijing        Xicheng District, Beijing
      Telephone Number                 8610-66491999                    8610-66491851
      Fax Number                       8610-66491888                    8610-66491860
      E-mail                           huangl @hpi.com.cn               gbq @hpi.com.cn


2.2    Financial Information (PRC GAAP)

2.2.1 Major Unaudited Financial Information and Financial Indicators (Amounts: in Rmb Yuan)


                                                                                          Variance from
                                                       End of current     End of last  end of last year
                                                     reporting period            year               (%)

      Total Assets                                     55,126,198,673  53,276,965,016              3.47
      Shareholders' equity (excluding: minority        36,191,064,338  34,787,100,203              4.04
      interests)
      Net assets per share                                       6.00            5.77              3.99
      Adjusted net assets per share                              5.99            5.76              3.99


                                                                               From the
                                                                           beginning of
                                                                            the year to
                                                                             the end of   Variance from
                                                                Current         current      equivalent
                                                              reporting       reporting       period of
                                                                 period          period   last year (%)

      Net cash inflow from operating activities           2,184,913,874   2,184,913,874            8.13
      Earnings per share                                           0.23            0.23           21.05
      Return on net assets                                        3.88%           3.88%            4.30
      Return on net assets after deducting
      non-recurring items                                         3.87%           3.87%            4.03


      Note: Non-recurring items of the Company and its subsidiaries included:


      Non-recurring items                                               Amounts

      Gains from disposal of fixed assets                               258,946
      Non-operating income                                            4,718,441
      Non-operating expense                                         (1,225,135)
      Tax impact on non-recurring items                               (610,632)
      Total                                                           3,141,620


2.2.2 Profit and Loss Accounts


UNAUDITED PROFIT AND LOSS ACCOUNTS
FOR THE FIRST QUARTER ENDED 31ST MARCH, 2004

                                                                                 Amounts: In Rmb Yuan


                                        For the first    For the first    For the first   For the first
                                        quarter ended    quarter ended    quarter ended   quarter ended
                                          31st March,      31st March,     31st March,      31st March,
Item                                             2004             2004            2003             2003
                                         Consolidated      The Company    Consolidated      The Company

1.    Revenues from principal
      operations                        6,461,086,326    5,527,481,650   5,170,147,366    4,442,295,944
      Less: Cost of principal
      operations                      (4,492,816,339)  (3,877,943,009) (3,480,207,293)  (3,024,424,717)
      Tax and levies on principal
      operations                         (13,570,586)      (1,691,125)    (14,584,834)      (5,213,438)

2.    Profit from principal
      operations                        1,954,699,401    1,647,847,516   1,675,355,239    1,412,657,789
      Add: Profit from other
      operations                            6,366,400        6,033,797       8,387,757        8,307,813
      Less: General and
      administrative expenses           (112,726,124)     (88,303,142)    (92,263,701)     (71,114,522)
      Financial expenses, net           (129,185,641)     (93,536,201)   (138,949,354)    (106,363,347)

3.    Operating profit                  1,719,154,036    1,472,041,970   1,452,529,941    1,243,487,733
      Add/(less): Income/(Loss) from
      investment                           23,290,862      133,153,650     (7,153,554)       90,941,492
      Non-operating income                  5,029,909        5,032,909       1,221,767          601,084
      Less: Non-operating expenses        (1,277,657)      (1,108,657)     (1,547,991)      (1,399,576)

4.    Profit before taxation and
      minority interests                1,746,197,150    1,609,119,872   1,445,050,163    1,333,630,733
      Less: Income tax                  (286,370,533)    (205,155,737)   (272,841,449)    (206,675,476)
      Minority interests                 (55,862,482)                -    (45,253,457)                -

5.    Net profit                        1,403,964,135    1,403,964,135   1,126,955,257    1,126,955,257


2.3   Number of shareholders as at the end of the reporting period

      As at the end of the reporting period, the Company has a total of 21,678 shareholders, of whom 21,474 were shareholders holding A shares.

3.    MANAGEMENT'S DISCUSSION AND ANALYSIS

3.1 Summary of overall operating performance of the Company during the reporting period

      [X]  Applicable                 [ ]       Not applicable

      For the first quarter of 2004, the operating revenues, net profit and earnings per share of the Company and its subsidiaries were Rmb6,461 million, Rmb1,404 million and Rmb0.23, representing increases of 24.97%, 24.58% and 21.05%, respectively, compared with the same period of last year. The significant increase in operating revenue of the Company and its subsidiaries was mainly due to the significant increase in power generation. The electricity generation reached 24.56 billion kWh for the first quarter of 2004, representing an increase of 24.04% over the same period of last year. The increase was mainly attributable to the following reasons: 1) continuous increase in the national economy that stimulated the demand for power consumption in the regions where the Company and its subsidiaries' power plants operate; 2) appropriate arrangement on repair and maintenance of generation units and a series of measures taken to ensure stable supply of coal; 3) enlarged market share through enhanced marketing strategy; 4) increase of generation capacity as a result of putting the generation units 5 and 6 of the Jining Power Plant into stable operation in 2003; 5) power generation contributed by the Yushe Power Plant and the Xindian Power Plant, both of which were acquired in 2003.

3.1.1 Principal operations or products contributing more than 10% of revenue or profit from principal operations (unaudited)

      [X]  Applicable                 [ ]       Not applicable

                                                                          Cost of principal
                                                        Revenue from     operations and tax
                                                           principal          and levies on       Gross
      Industries/products                                 operations   principal operations      margin
                                                               (Rmb)                  (Rmb)         (%)

      Sales of electric power                          6,461,086,326          4,506,386,925       30.25
      Including: sales to related  parties                         -                      -           -

3.1.2 Seasonal or periodic characteristics of the Company's operations

      [ ]  Applicable                         [X]     Not applicable

3.1.3 Composition of profit for the reporting period (disclosure as to any material changes in the percentage of profit from principal operations, profit from other business, expenses for the period, investment income, subsidy income and net non-operating income/expenses to the profit before taxation and minority interests, when compared with those of the previous reporting period) and the reasons therefor

      [ ]  Applicable                         [X]     Not applicable

3.1.4 Significant changes of the principal operations and its structure when compared with those of the previous reporting period and the reasons therefor

      [ ]  Applicable                         [X]     Not applicable

3.1.5 Significant change in profitability (gross margins) of principal operations when compared with that of the previous reporting period and the reasons therefor

      [ ]  Applicable                         [X]     Not applicable

3.2   Significant events and analysis on their impact and solutions

      [ ]  Applicable                         [X]     Not applicable

3.3 Disclosure as to and reasons for changes in accounting policies, accounting estimates, consolidations and significant accounting errors

      [ ]  Applicable                         [X]     Not applicable

3.4 Relevant explanations by the Board of Directors and the Supervisory Committee in respect of "qualified" audit opinion

      [ ]  Applicable                         [X]     Not applicable

3.5 Forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or warning in respect of any significant changes in profit as compared with that of the corresponding period of last year and the reasons therefor

      [ ]  Applicable                         [X]     Not applicable

3.6 Cumulative adjustments to the annual operating plan or budget previously disclosed by the Company

      [ ]  Applicable                         [X]     Not applicable


APPENDIX
BALANCE SHEETS (UNAUDITED)
AS AT 31ST MARCH, 2004

                                                                                   Amounts: In Rmb Yuan

                                                     31st December,       31st March,    31st December,
                                       31st March,             2003              2004              2003
ASSETS                           2004 Consolidated     Consolidated       The Company       The Company

CURRENT ASSETS
Cash                                 5,242,328,000    4,433,604,438     4,073,857,164     3,520,203,732
Including: cash and cash
equivalents                          4,982,992,477    4,128,648,014     3,884,644,295     3,291,922,217
Short-term investments                      13,200           13,200            13,200            13,200
Notes receivable                       276,200,000      447,200,000       165,180,000       336,180,000
Interest receivable                      1,424,293        3,291,154         1,424,293         2,387,688
Accounts receivable                  2,700,602,569    2,356,825,998     2,305,244,377     2,005,023,640
Other receivables                      222,548,508      160,720,886       122,021,042        87,489,711
Advance to suppliers                   410,625,169       88,194,813       338,502,612        54,736,358
Inventories                            717,872,865      808,159,276       589,925,460       632,641,423
Deferred expenses                       37,146,226        4,779,340        36,763,881         4,594,883
Current portion of long-term
investments                                 59,060           83,060       340,722,016       470,746,016

Total current assets                 9,608,819,890    8,302,872,165     7,973,654,045     7,114,016,651

LONG-TERM INVESTMENTS
Long-term equity investments         3,436,203,476    3,407,034,531     5,751,145,336     5,472,475,440
Including: consolidation
difference                           1,108,206,005    1,133,262,633                 -                 -
Long-term debt investments                  12,500           12,500            12,500            12,500

Total long-term investments          3,436,215,976    3,407,047,031     5,751,157,836     5,472,487,940

FIXED ASSETS
Fixed assets - cost                 60,792,494,191   60,731,810,047    52,159,826,508    52,100,413,665
Less: Accumulated  depreciation   (23,383,096,588) (22,330,922,497)  (19,483,302,785)  (18,556,962,398)
Fixed assets - net book value       37,409,397,603   38,400,887,550    32,676,523,723    33,543,451,267
Project materials                    2,047,802,617    1,111,654,804       588,809,739       325,349,997
Construction-in- progress            3,597,459,981    3,090,960,181       713,136,920       618,045,031

Total fixed assets                  43,054,660,201   42,603,502,535    33,978,470,382    34,486,846,295

INTANGIBLE AND OTHER ASSETS
Intangible assets                    (995,820,786)  (1,057,406,729)   (1,065,271,992)   (1,127,369,140)
Long-term deferred expenses             22,323,392       20,950,014         7,929,593         8,374,230

Total intangible and other
assets                               (973,497,394)  (1,036,456,715)   (1,057,342,399)   (1,118,994,910)

TOTAL ASSETS                        55,126,198,673   53,276,965,016    46,645,939,864    45,954,355,976

LIABILITIES AND
SHAREHOLDERS'
EQUITY

CURRENT LIABILITIES
Short-term loans                     1,590,000,000    1,600,000,000       280,000,000       280,000,000
Accounts payable                       714,394,092      653,100,248       541,098,661       486,384,541
Salary payable                           1,407,747       10,157,597                 -         7,209,340
Welfare payable                        193,506,470      214,006,684       183,102,581       203,101,081
Dividends payable                       14,780,096       14,780,096                 -                 -
Interest payable                        82,426,684       94,083,122        81,166,684        92,823,122
Taxes payable                          752,550,914      917,362,692       451,170,899       601,337,983
Other levies payable                    11,587,435        2,955,512         6,032,286        12,748,584
Other payables                       1,516,574,365    1,670,941,617     1,305,524,527     1,418,213,280
Accrued expenses                        26,846,345       26,733,205        21,127,586        26,733,205
Current portion of long-term
loans                                3,010,887,589    3,041,501,169     2,170,765,251     2,144,948,831
Convertible notes                          951,867          951,821           951,867           951,821
Total current liabilities            7,915,913,604    8,246,573,763     5,040,940,342     5,274,451,788

LONG-TERM LIABILITIES
Long-term loans                      9,867,735,407    9,153,604,209     5,413,935,184     5,892,803,985

Total long-term liabilities          9,867,735,407    9,153,604,209     5,413,935,184     5,892,803,985

TOTAL LIABILITIES                   17,783,649,011   17,400,177,972    10,454,875,526    11,167,255,773

MINORITY INTERESTS                   1,151,485,324    1,089,686,841                 -                 -

SHAREHOLDERS' EQUITY
Share capital                        6,027,671,200    6,027,671,200     6,027,671,200     6,027,671,200
Capital surplus                     10,403,229,361   10,403,229,361    10,403,229,361    10,403,229,361
Surplus reserves                     4,374,668,188    4,374,668,188     4,374,668,188     4,374,668,188
Including: Statutory public
welfare fund                         1,460,700,799    1,460,700,799     1,460,700,799     1,460,700,799
Undistributed profits               15,385,495,589   13,981,531,454    15,385,495,589    13,981,531,454

Total shareholders' equity          36,191,064,338   34,787,100,203    36,191,064,338    34,787,100,203

TOTAL LIABILITIES AND               55,126,198,673   53,276,965,016    46,645,939,864    45,954,355,976
SHAREHOLDERS' EQUITY

      Legal                          Person in charge of                        Person in charge of
 representative:                     accounting function:                      accounting department:
   LI XIAOPENG                            HUANG JIAN                                  ZHOU HUI



PROFIT AND LOSS ACCOUNTS (UNAUDITED)
FOR THE FIRST QUARTER ENDED 31ST MARCH, 2004


                                                                                   Amounts: In Rmb Yuan

                                                    For the first
                                  For the first     quarter ended     For the  first     For the  first
                                  quarter ended       31st March,      quarter ended      quarter ended
       Item                   31st March,  2004              2003  31st March,  2004  31st March,  2003
                                   Consolidated      Consolidated        The Company        The Company

1.     Revenues from              6,461,086,326     5,170,147,366      5,527,481,650      4,442,295,944
       principal operations
       Less: Cost of            (4,492,816,339)   (3,480,207,293)    (3,877,943,009)    (3,024,424,717)
       principal operations
       Tax and levies on           (13,570,586)      (14,584,834)        (1,691,125)        (5,213,438)
       principal operations

2.     Profit from                1,954,699,401     1,675,355,239      1,647,847,516      1,412,657,789
       principal operations
       Add: Profit from               6,366,400         8,387,757          6,033,797          8,307,813
       other operations
       Less: General and          (112,726,124)      (92,263,701)       (88,303,142)       (71,114,522)
       administrative
       expenses
       Financial expenses,        (129,185,641)     (138,949,354)       (93,536,201)      (106,363,347)
       net

3.     Operating profit           1,719,154,036     1,452,529,941      1,472,041,970      1,243,487,733
       Add/(Less):                   23,290,862        (7,153,554)       133,153,650         90,941,492
       Income/(Loss) from
       investment
       Non-operating  income          5,029,909         1,221,767          5,032,909            601,084
       Less:                         (1,277,657)       (1,547,991)        (1,108,657)        (1,399,576)
       Non-operating
       expenses

4.     Profit before              1,746,197,150     1,445,050,163      1,609,119,872      1,333,630,733
       taxation and
       minority interests
       Less:  Income tax           (286,370,533)     (272,841,449)      (205,155,737)      (206,675,476)
       Minority interests           (55,862,482)      (45,253,457)                 -                  -

5.     Net profit                 1,403,964,135     1,126,955,257      1,403,964,135      1,126,955,257

      Legal                           Person in charge of                        Person in charge of
  representative:                     accounting function:                      accounting department:
    LI XIAOPENG                            HUANG JIAN                                  ZHOU HUI



CASH FLOW STATEMENTS (UNAUDITED)
FOR THE FIRST QUARTER ENDED 31ST MARCH, 2004

                                                                                 Amounts: In Rmb Yuan

Item                                                                    Consolidated        The Company

1. Cash flows from operating activities
Cash received from sale of goods and services                          7,389,433,651      6,340,527,279
Other cash received relating to operating activities                      25,092,024         22,873,183
Sub-total of cash inflows                                              7,414,525,675      6,363,400,462

Cash paid for goods and services                                     (3,147,694,672)    (2,706,355,272)
Cash paid to and on behalf of employees                                (308,086,592)      (257,874,766)
Payment of all types of taxes                                        (1,241,477,951)    (1,014,247,817)
Other cash paid relating to operating activities                       (532,352,586)      (506,701,608)
Sub-total of cash outflows                                           (5,229,611,801)    (4,485,179,463)

Net cash flows from operating activities                               2,184,913,874      1,878,220,999

2. Cash flows from investing activities
Cash received on disposal of investments                                  64,947,159        189,734,200
Cash received on investments income                                            7,920          4,433,754
Net cash received from disposals of fixed assets, intangible                 404,131            404,131
assets and other long-term assets
Sub-total of cash inflows                                                 65,359,210        194,572,085

Cash paid to acquire fixed assets, intangible assets and other       (1,907,502,622)      (760,679,183)
long-term assets
Cash paid to acquire investments                                                  -       (150,000,000)
Sub-total of cash outflows                                           (1,907,502,622)      (910,679,183)

Net cash flows from investing activities                             (1,842,143,412)      (716,107,098)

3. Cash flows from financing activities
Cash received from borrowings                                          1,593,000,000        200,000,000
Sub-total of cash inflows                                              1,593,000,000        200,000,000


Cash paid on repayment of borrowings                                   (919,975,060)      (653,545,060)
Cash payments of interest expenses and appropriation of                (161,466,799)      (115,862,623)
dividends or profit
Including: Dividends paid to minority shareholders of                             -                  -
subsidiaries
Sub-total of cash outflows                                           (1,081,441,859)      (769,407,683)

Net cash flows used in financing activities                              511,558,141      (569,407,683)

4.  Effect of foreign exchange rate changes on cash                           15,860             15,860

5.  Net increase in cash and cash equivalents                            854,344,463        592,722,078




                                                                                 Amounts: In Rmb Yuan

Supplementary Information                                                 Consolidated      The Company


1. Reconciliation of net profit to cash flows from operating activities
Net profit                                                               1,403,964,135    1,403,964,135
Add:  Minority interests                                                    55,862,482                -
Depreciation of fixed assets                                             1,051,731,527      926,807,266
Amortization of intangible assets                                         (57,039,624)     (57,550,829)
Amortization of long-term deferred expenses                                    444,637          444,637
Decrease in deferred expenses                                                3,322,728        5,140,743
Increase in accrued expenses (less: decrease)                                  113,142      (5,605,617)
Income on disposal of fixed assets, intangible assets and other              (258,946)        (258,946)
long-term assets
Financial expenses                                                         142,221,729      104,683,051
Gains from investments                                                    (23,290,862)    (133,153,650)
Decrease of inventory                                                       90,464,770       42,889,971
Increase in operating receivables items                                  (360,258,481)    (310,846,629)
Decrease in operating payables items                                     (122,363,363)     (98,293,133)
Net cash flows from operating activities                                 2,184,913,874    1,878,220,999

2. Investing and financing activities that do not involve
   cash receipts and payments
Conversion of debt into capital                                                      -                -
Convertible notes maturing within one year                                     951,867          951,867
Fixed assets acquired under finance leases                                           -                -

3. Net increase in cash and cash equivalents
Cash at end of period                                                    4,982,992,477    3,884,644,295
Less: cash at beginning of period                                      (4,128,648,014)  (3,291,922,217)
Cash equivalents at end of period                                                    -                -
Less: cash equivalents at beginning of period                                        -                -
Net increase in cash and cash equivalents                                  854,344,463      592,722,078

      Legal                           Person in charge of                        Person in charge of
 representative:                      accounting function:                      accounting department:
   LI XIAOPENG                             HUANG JIAN                                  ZHOU HUI



                                                                     Huaneng Power International, Inc.
                                                                                 LI XIAOPENG
                                                                                  Chairman

The Board comprises of:


Li Xiaopeng (Non-executive director)                           Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)                         Zheng Jianchao (Independent director)
Ye Daji (Executive director)                                   Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)                          Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)

16th April, 2004
Beijing, the PRC



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             ------------------------------
                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     April 16, 2004